Exhibit 99.1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of ordinary shares, no par value, of Radiopharm Theranostics Limited, and such statement to which this Joint Filing Agreement is attached as Exhibit 99.1 is filed on behalf of each of the undersigned.

Dated: September 4, 2026

Lantheus Omega, LLC

By: Lantheus Medical Imaging, Inc., its sole member

By: /s/ Eric M. Green
Name: Eric M. Green
Title: Assistant Corporate Secretary

Lantheus Medical Imaging, Inc.

By: /s/ Eric M. Green
Name: Eric M. Green
Title: Assistant Corporate Secretary

Lantheus Holdings, Inc.

By: /s/ Eric M. Green
Name: Eric M. Green
Title: Assistant Corporate Secretary